Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Reports Document Filings

Saskatoon, Saskatchewan, Canada, March 22, 2024 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) reported today that it filed its annual report on Form 40-F with the US Securities and Exchange Commission. The document includes Cameco’s audited annual financial statements for the year ended December 31, 2023, its management’s discussion and analysis (MD&A), and its Canadian annual information form (AIF).

In addition, Cameco filed with Canadian securities regulatory authorities its AIF. Its audited annual financial statements for the year ended December 31, 2023, and its MD&A were filed with Canadian securities regulatory authorities in February 2024.

Cameco also filed a technical report for the Cigar Lake operation under Canadian Securities Administrators’ National Instrument 43-101.

All of these documents are posted on our website. Shareholders may obtain hard copies of these documents, including the financial statements, free of charge by contacting:

Cameco Investor Relations

2121 11th Street West

Saskatoon, SK S7M 1J3

Phone: 306-956-6294

On April 5, 2024, Cameco plans to post on its website the management proxy circular that is being distributed to shareholders of record as of March 11, 2024, for its annual meeting of shareholders on

May 9, 2024. Cameco, on behalf of itself and certain subsidiaries (collectively, “Cameco”), will also post its Modern Slavey Report in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada) (the “Act”). This is Cameco’s first Modern Slavery Report pursuant to the Act.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com